UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number of issuing entity: 333-181822-02
Central Index Key Number of issuing entity: 0001566623

SMART ABS SERIES 2013-1US TRUST

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor and sponsor: 333-181822
Central Index Key Number of depositor and sponsor: 0001549785

MACQUARIE LEASING PTY LIMITED

(Exact name of depositor and sponsor as specified in its charter)

Karleen Munns + 61 (2) 8232-8072

(Name and telephone number, including area code, of the person to contact in connection with this filing)

Australia

(State or other jurisdiction of incorporation or organization of issuing entity)

98-1073245

(IRS Employer Identification Number of issuing entity)

Level 3 9 Hunter Street Sydney, NSW 2000, Australia	Not Applicable
(Address of principal executive offices)	(Zip Code)

+ 61 (2) 8232-3333

(Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

SMART ABS Series 2013-1US Trust: Class A-1 Notes, Class A-2a Notes, Class A-2b Notes,

Class A-3a Notes, Class A-3b Notes, Class A-4a Notes, Class A-4b Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, SMART ABS Series 2013-1US Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: 26 April, 2017	SMART ABS SERIES 2013-1US TRUST

By: Macquarie Leasing Pty Limited (Depositor)

	By:	/s/ Karleen Munns
	Name:	Karleen Munns
	Title:	Director*

*	Karleen Munns is a director of the Depositor and is the senior officer in charge of securitization of the Depositor.